Exhibit 99.2

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”), dated as of June 29, 2017 is between Prima BioMed Ltd of Level 12, 95 Pitt Street, Sydney 2000, New South Wales, Australia, an Australian public company incorporated under the laws of the Commonwealth of Australia (the “Company”), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively the “Purchasers”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”) as to the Public Securities and (ii) an exemption from the registration requirements of Section 5 of the Securities Act contained in Section 4(a)(2) thereof and/or Regulation D thereunder as to the Warrants, the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

ARTICLE I.

DEFINITIONS

1. Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“430B Information” means information included in a prospectus then deemed to be a part of the Registration Statement pursuant to Rule 430B(e) or retroactively deemed to be a part of the Registration Statement pursuant to Rule 430B(f).

“430C Information” means information included in a prospectus then deemed to be a part of the Registration Statement pursuant to Rule 430C.

“Acquiring Person” shall have the meaning ascribed to such term in Section 4.6.

“ADR” means American Depositary Receipts issued by the Depositary evidencing the ADSs.

“ADR Registration Statement” means the effective registration statement with Commission file No. 333-180538 which registers the ADRs that will be sold to the Purchasers.

“ADS” means American Depositary Shares each representing one hundred Ordinary Shares of the Company.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

“Aggregate Purchase Price” shall have the meaning ascribed to such term in Section 2.1.

“Applicable Time” means 8:30 A.M. (New York time) on the date of this Agreement.

“Annual Report” shall have the meaning ascribed to such term in Section 3.1(d).

“Anti-Bribery Laws” shall have the meaning ascribed to such term in Section 3.1(zz).

“Applicable Regulatory Laws” shall have the meaning ascribed to such term in Section 3.1(hh).

“ASIC” shall mean Australian Securities and Investments Commission.

“ASX” shall mean the Australian Securities Exchange.

“ATGA” shall mean Australian Therapeutics Goods Administration.

“Audit Committee” shall mean the audit committee of the Company.

“Australian Securities Laws” shall have the meaning ascribed to such term in Section 3.1(k).

“Authorized Agent” shall have the meaning ascribed to such term in Section 5.9.

“Authorizations” shall have the meaning ascribed to such term in Section 3.1(hh).

“Base Prospectus” shall have the meaning ascribed to such term in Section 3.1(a).

“BHCA” shall mean the Bank Holding Company Act of 1956, as amended.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Buy-In Price” shall have the meaning ascribed to such term in Section 4.3(c).

“Cleansing Statement” means a statement meeting the requirements of section 708A(6) of the Corporations Act.

“Closing” means the closing of the purchase and sale of the Offered Securities pursuant to Section 2.1.

“Closing Date” means the time and date on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchasers’ obligations to pay the Subscription Amount and (ii) the Company’s obligations to deliver the Securities, in each case, have been satisfied or waived, but in no event later than the third Trading Day following the date hereof.

“Commission” means the United States Securities and Exchange Commission.

“Corporations Act” means the Australian Corporations Act 2001 (Cth.) (as amended).

“Critical Accounting Policies” shall have the meaning ascribed to such term in Section 3.1(x).

“DEA” shall mean the Drug Enforcement Administration.

“Debt Repayment Triggering Event” shall have the meaning ascribed to such term in Section 3.1(h).

“Deposit Agreement” means that certain deposit agreement, dated April 16, 2012, among the Company, The Bank of New York, as depositary, and owners and beneficial owners of the ADRs.

“Depositary” means The Bank of New York Mellon, the current depositary agent of the Company, with a mailing address of 101 Barclay Street, 22 West, New York, New York 10286, and any successor depositary agent of the Company.

“Disclosure Schedules” means the Disclosure Schedules of the Company delivered concurrently herewith.

“DWAC” shall mean The Depository Trust Company Deposit or Withdrawal at Custodian system.

“Effective Time” of the Registration Statement relating to the Public Securities means the time of the first contract of sale for the Offered Securities.

“EGS” means Ellenoff Grossman & Schole LLP, with offices located at 1345 Avenue of the Americas, New York, New York 10105-0302.

“EMA” shall mean the Medicines Agency.

“Environmental Law” shall have the meaning ascribed to such term in Section 3.1(ccc).

“Escrow Agent” means Continental Stock Transfer & Trust Company, with offices at 17 Battery Pl, New York, NY 10004.

“Escrow Agreement” means the escrow agreement entered into prior to the date hereof, by and among the Company, the Escrow Agent and the Placement Agent pursuant to which the Purchasers shall deposit Subscription Amounts with the Escrow Agent to be applied to the transactions contemplated hereunder.

“Evaluation Date” shall have the meaning ascribed to such term in Section 3.1(mm).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act Reports” shall have the meaning ascribed to such term in Section 3.1(d).

“Exchange Rules” shall mean the listing rules of the ASX and The Nasdaq Stock Exchange Inc.

“Exempt Issuance” means the issuance of (a) Ordinary Shares or options to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company, (b) securities upon the exercise or exchange of or conversion of any Securities issued hereunder and/or other securities exercisable or exchangeable for or convertible into Ordinary Shares issued and outstanding on the date of this Agreement (including without limitation those Securities issued prior to the date of this Agreement to Ridgeback Capital Investments L.P (the “Ridgeback Securities”) but subject to the 90 day lock-up period following the Closing Date as set forth in the Lock-Up Agreement executed by Ridgeback, which lock-up may not be waived absent the consent of a majority of Purchasers), provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations) or to extend the term of such securities, and (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that any such issuance shall only be to a Person (or to the equity holders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“FDA” shall mean the United States Food and Drug Administration.

“Federal Reserve” shall mean the Board of Governors of the Federal Reserve System.

“General Disclosure Package” shall have the meaning ascribed to such term in Section 3.1(d).

“Governmental Authority” shall have the meaning ascribed to such term in Section 3.1(h).

“Hazardous Materials” shall have the meaning ascribed to such term in Section 3.1(ccc).

“IFRS” shall mean the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indebtedness” shall have the meaning ascribed to such term in Section 3.1(xx).

“Intellectual Property” shall have the meaning ascribed to such term in Section 3.1(ii).

“Legend Removal Date” shall have the meaning ascribed to such term in Section 4.3(c).

“Liens” means a lien, charge, pledge, security interest, encumbrance, defect, right of first refusal, preemptive right or other restriction.

“Lock-Up Agreements” shall mean the lock-up agreements delivered on the date hereof by each of the Company’s officers and directors holding share capital of the Company and holders of 5% or more of the Company’s outstanding Ordinary Shares.

“Material Adverse Effect” means (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document, but shall not mean or include any condition, event or change which (1) is or results from events or occurrences relating to the economy in general (including arising from terrorist attacks, acts of war or civil unrest) or the Company’s or its Subsidiaries’ industry in general and not specifically relating to the Company or any of its Subsidiaries or having a disproportionate impact on the Company or its Subsidiaries, or (2) results from the announcement of this Agreement or the transactions contemplated hereby or by the other Transaction Documents.

“Material Permits” shall have the meaning ascribed to such term in Section 3.1(gg).

“MHRA” shall mean the Medicines and Healthcare Products Regulatory Agency.

“Money Laundering Laws” shall have the meaning ascribed to such term in Section 3.1(aaa).

“OFAC” shall mean Office of Foreign Assets Control of the U.S. Treasury Department.

“Offered Securities” means the Public Securities and the Warrants and the Warrant Securities.

“Ordinary Shares” means the fully paid ordinary shares of the Company and any other class of securities into which such securities may hereafter be reclassified or changed.

“Ordinary Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares.

“Per Security Purchase Price” shall have the meaning ascribed to such term in Section 2.1.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“PFIC” shall mean a Passive Foreign Investment Company within the meaning of Section 1297(a) of the United States Internal Revenue Code of 1986, as amended.

“Placement Agent” means Maxim Group LLC.

“Placement Agency Agreement” means that certain placement agency agreement, of even date herewith, between the Company and the Placement Agent, pursuant to which the Placement Agent will act as placement agent with respect to the offering of Offered Securities.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Pro Rata Portion” shall have the meaning ascribed to such term in Section 4.13(e).

“Prospectus” shall have the meaning ascribed to such term in Section 3.1(a).

“Prospectus Supplement” means, if any, any supplement to the Prospectus complying with Rule 424(b) of the Securities Act that is filed with the Commission.

“Public Information Failure” shall have the meaning ascribed to such term in Section 4.1.

“Public Securities” means the ADSs of the Company and the Shares offered pursuant to this Agreement.

“Purchaser Party” shall have the meaning ascribed to such term in Section 4.10.

“Registration Statement” means the registration statement of the Company on Form F-3 (File No. 333-211702) with respect to the Public Securities, as amended as of the date hereof, including the Prospectus and Prospectus Supplement, if any, the Preliminary Prospectus, if any, and all exhibits filed with or incorporated by reference into such registration statement.

“Registrar” shall mean The Bank of New York Mellon, appointed pursuant to the Deposit Agreement to act as registrar as register the ADRs and the transfer of ADRs pursuant to the Deposit Agreement.

“Related Proceedings” shall have the meaning ascribed to such term in Section 5.9.

“Required Approvals” shall have the meaning ascribed to such term in Section 3.1(i).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Rules and Regulations” means the rules and regulations of the Commission.

“Sanctions” shall have the meaning ascribed to such term in Section 3.1(bbb).

“Securities Laws” means, collectively, the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), the Securities Act, the Exchange Act, the Rules and Regulations, the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in Sarbanes-Oxley) promulgated or approved by the Public Company Accounting Oversight Board and, as applicable, the Exchange Rules.

“SEC Reports” shall have the meaning ascribed to such term in Section 3.1(s).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means the Ordinary Shares underlying the ADSs issued to each Purchaser pursuant to this Agreement.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include locating and/or borrowing Ordinary Shares or ADSs).

“6-K Filing” shall have the meaning ascribed to such term in Section 4.5.

“Standard Settlement Period” shall have the meaning ascribed to such term in Section 4.3(c).

“Subscription Amount” means, as to each Purchaser, the aggregate amount to be paid for the Securities purchased hereunder as specified below such Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds.

“Subsidiary” means any subsidiary of the Company as set forth on Schedule 3.1(e), and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

“Taxes” “shall have the meaning ascribed to such term in Section 4.21.

“Time of Sale Prospectus” shall have the meaning ascribed to such term in Section 3.1(a).

“Trading Day” means a day on which either Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which either the ADSs or Ordinary Shares is listed or quoted for trading on the date in question: The Nasdaq Stock Exchange Inc. or the ASX (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the Placement Agency Agreement, the Lock-Up Agreements, the Escrow Agreement and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Variable Rate Transaction” shall have the meaning ascribed to such term in Section 4.14(b).

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the ADS is then listed or quoted on a Trading Market, the daily volume weighted average price of the ADS for such date (or the nearest preceding date) on the Trading Market on which the ADS is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the ADS for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the ADS is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the ADS are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per ADS so reported, or (d) in all other cases, the fair market value of an ADS as determined by an independent appraiser selected in good faith by the Purchasers of a majority in interest of the Offered Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“Warrants” means, collectively, the ADS purchase warrants delivered to the Purchasers at the Closing in accordance with Section 2.2(a) hereof, which Warrants shall be exercisable immediately and have a term of exercise equal to 5.5 years, in the form of Exhibit A attached hereto.

“Warrant ADSs” means the ADSs issuable upon exercise of the Warrants.

“Warrant Shares” means the shares of Ordinary Shares underlying the Warrant ADSs.

“Warrant Securities” means the Warrant Shares and the Warrant ADSs.

ARTICLE II.

PURCHASE AND SALE

2.1. Purchase, Sale and Delivery of Offered Securities. On the Closing Date, on the basis of the representations, warranties and agreements contained herein and subject to the terms and conditions set forth herein, the Company agrees to sell, and the Purchasers, severally and not jointly, agree to purchase, an aggregate of $4,940,000 of Offered Securities represented by ADSs and Warrants (with each Purchaser purchasing the aggregate number of Offered Securities set forth on the signature page of each Purchaser to this Agreement), at a purchase price of US$1.90 per Offered Security (“Per Security Purchase Price”) (the aggregate purchase price paid for the Offered Securities purchased by the Purchasers shall be the “Aggregate Purchase Price”). The Offered Securities will be offered in the United States through the Placement Agent. The Per Security Purchase Price shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Ordinary Shares or ADSs that occur after the date of this Agreement and prior to Closing.

Each Purchaser shall deliver to the Escrow Agent, via wire transfer or a certified check, immediately available funds equal to such Purchaser’s Subscription Amount as set forth on the signature page hereto executed by such Purchaser and the Company shall deliver to each Purchaser its respective Offered Securities as set forth on the signature page hereto, and the Company and each Purchaser shall deliver the other items set forth in Section 2.2 deliverable at the Closing. Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the Closing shall occur at the offices of EGS or such other location as the parties shall mutually agree. Unless otherwise directed by the Placement Agent, settlement of the Public Securities shall occur via “Delivery Versus Payment” (“DVP”) (i.e., on the Closing Date, the Company shall issue the Public Securities registered in the Purchasers’ names and addresses and released by the Transfer Agent directly to the account(s) at the Placement Agent identified by each Purchaser; upon receipt of such Public Securities, the Placement Agent shall promptly electronically deliver such Public Securities to the applicable Purchaser, and payment therefor shall be made by the Placement Agent (or its clearing firm) by wire transfer to the Company).

2.2. Deliveries.

(a) On or prior to the Closing Date, the Company shall deliver or cause to be delivered to the Placement Agent and each Purchaser the following:

(i) this Agreement duly executed by the Company;

(ii) subject to the last sentence of Section 2.1, the Company’s wire instructions, on Company letterhead and executed by the Chief Executive Officer or Chief Financial Officer;

(iii) the following opinions and negative assurance letters, dated as of the Closing Date with respect to matters as the Placement Agent may require, each in form and substance satisfactory to the Placement Agent and PricewaterhouseCoopers Australia, the Company and each Subsidiary shall have provided to such counsel such documents as they request for the purpose of enabling them to pass upon such matters:

(A) an opinion and negative assurance letter from K&L Gates LLP, with offices at Seattle (United States), United States counsel to the Company;

(B) an opinion and negative assurance letter from K&L Gates LLP, with offices at Melbourne (Australia), Australian counsel to the Company;

(C) an opinion from Reddie & Grose LLP, Australian and U.S. intellectual property counsel to the Company;

(D) a certificate and negative assurance letter from the CEO of the Company relating to Regulatory matters and disclosures;

(E) an opinion from Emmet, Marvin & Martin LLP, counsel to the Depositary;

(iv) subject to the last sentence of Section 2.1, a copy of the irrevocable instructions to the Depositary instructing the Depositary to deliver on an expedited basis via DWAC the amount of Public Securities set forth on each Purchaser’s signature page, registered in the name of such Purchaser;

(v) a Warrant registered in the name of such Purchaser to purchase up to a number of ADSs equal to 75% of such Purchaser’s Offered Securities, with an exercise price equal to $2.50, subject to adjustment therein; and

(vi) the Prospectus (which may be delivered in accordance with Rule 172 under the Securities Act) that shall have been filed with the Commission in accordance with the Rules and Regulations. No stop order suspending the effectiveness of the Registration Statement or the ADR Registration Statement or of any respective part thereof shall have been issued and no Proceeding for that purpose shall have been instituted or, to the knowledge of the Company or the Placement Agent, shall have been contemplated by the Commission;

(v) letters, dated as of the Closing Date, of PricewaterhouseCoopers Australia in form and substance satisfactory to the Placement Agent, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to placement agents with respect to the financial statements and certain financial information contained in the Registration Statement, the General Disclosure Package and the Prospectus;

(vi) a certificate, dated as of the Closing Date, of the Chief Executive Officer of the Company in which such officer shall state that (i) the representations and warranties of the Company in this Agreement are true and correct; (ii) the Company has complied with all obligations, covenants and agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date; (iii) subsequent to the date of the most recent financial statements in the General Disclosure Package, there has been no Material Adverse Effect, nor any development or event involved a prospective Material Adverse Effect, in the condition (financial or otherwise), results of operations, business, properties or prospectus of the Company and each Subsidiary as set forth in the General Disclosure Package; and (iv) no order suspending the use of the Registration Statement, General Disclosure Package or Prospectus in any applicable jurisdiction has been issued and no Proceedings for that purpose have been instituted or are pending.

(vii) a certificate, dated the Closing Date and signed by the principal financial officer of the Company, which may be the Chief Executive Officer, with respect to certain operating data contained in the Registration Statement, the General Disclosure Package and the Prospectus and negative assurance on certain line items in the Company’s results of operations in form and substance satisfactory to the Placement Agent;

(viii) confirmation that the ADSs have been accepted for listing on The Nasdaq Stock Market and the Shares have been accepted for listing on the ASX; and

(ix) duly executed and delivered Lock-Up Agreements.

The Company will furnish the Placement Agent with such conformed copies of such opinions, certificates, letters and documents as the Placement Agent reasonably requests. The Placement Agent may in its sole discretion waive compliance with any conditions to the obligations of the Placement Agent hereunder.

(b) On or prior to the Closing Date, each Purchaser shall deliver or cause to be delivered to the Placement Agent, the Company or the Escrow Agent, as applicable, the following:

(i) this Agreement duly executed by such Purchaser;

(ii) to Escrow Agent, such Purchaser’s Subscription Amount for the ADSs by wire transfer to the account specified in the Escrow Agreement, or by certified check; and

(iii) to the Company, such Purchaser’s Subscription Amount for the Warrants by wire transfer to the account specified in the Company’s wire instructions delivered pursuant to Section 2.2(a)(ii) above.

2.3. Closing Conditions.

(a) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy on the Closing Date of the representations and warranties of the Purchasers contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of each Purchaser required to be performed at or prior to the Closing Date shall have been performed; and

(iii) the delivery by each Purchaser of the items set forth in Section 2.2(b) of this Agreement.

(b) The respective obligations of the Purchasers hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy in all material respects when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein);

(ii) all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(iii) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(iv) there shall have been no Material Adverse Effect with respect to the Company since the date hereof; and

(v) trading in the ADSs and/or Ordinary Shares shall not have been suspended by the Commission or the Company’s principal Trading Market with respect to such security, and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any Material Adverse Effect in, any financial market which, in each case, in the reasonable judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Offered Securities at the Closing.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except as set forth in the Disclosure Schedules delivered by the Company to Purchaser on the date of this Agreement, Company hereby represents and warrants to the Purchasers as of the date of this Agreement and as of the date of the Closing as set forth below.

(a) Registration Statements and Prospectuses. The Company has filed with the Commission the Registration Statement and such amendments to such Registration Statement as may have been required to the date of this Agreement, covering the registration of the Ordinary Shares to be represented by the ADSs included in the Offered Securities under the Securities Act, which has been declared effective by the Commission under the Securities Act. At the time of such filing, the Company met the requirements of Form F-3 under the Securities Act and have released the Registration Statement to ASX. The Registration Statement meets the requirements set forth in Rule 415(a)(1)(x) under the Securities Act and complies with said rule and the Prospectus Supplement will meet the requirements set forth in Rule 424(b). Any reference in this Agreement to the Registration Statement, the Prospectus or the Prospectus Supplement shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 which were filed under the Exchange Act, on or before the date of this Agreement, or the issue date of the Prospectus or the Prospectus Supplement, as the case may be; and any reference in this Agreement to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Prospectus or the Prospectus Supplement shall be deemed to refer to and include the filing of any document under the Exchange Act after the date of this Agreement, or the issue date of the Prospectus or the Prospectus Supplement, as the case may be, deemed to be incorporated therein by reference. All references in this Agreement to financial statements and schedules and other information which is “contained,” “included,” “described,” “referenced,” “set forth” or “stated” in the Registration Statement, the Prospectus or the Prospectus Supplement (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is or is deemed to be incorporated by reference in the Registration Statement, the Prospectus or the Prospectus Supplement, as the case may be. “Registration Statement” at any particular time means such registration statement in the form then filed with the Commission, including any amendment thereto, any document incorporated by reference therein and all 430B Information and all 430C Information with respect to such registration statement, that in any case has not been superseded or modified. For purposes of this definition, 430B Information shall be considered to be included in the Registration Statement as of the time specified in Rule 430B. The Commission has not issued any order preventing or suspending the use of any preliminary prospectus or the Prospectus or suspending the effectiveness of the Registration Statement and no Proceedings or examination for such purpose are pending before or, to the knowledge of the Company, threatened by the Commission. The prospectus in the form in which it appeared in the Registration Statement at the time of Effectiveness is herein called the “Base Prospectus.” Each preliminary prospectus supplement to the Base Prospectus (including the Base Prospectus as so supplemented), if any, that described the Offered Securities and the offering thereof, that omitted the Rule 430B Information and that was distributed to investors prior to the Applicable Time is herein called a “Time of Sale Prospectus.” No stop order suspending the effectiveness of the Registration Statement or the use of the Prospectus has been issued, and no proceeding for any such purpose is pending or has been initiated or, to the Company’s knowledge, is threatened by the Commission. For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act. The Company will not, without the prior consent of the Representative, prepare, use or refer to, any free writing prospectus. The Offered Securities conform in all material respects to all statements with respect thereto contained in the Registration Statement, the General Disclosure Package and Prospectus. Promptly after the execution and delivery of this Agreement, the Company will prepare and file with the Commission a final prospectus supplement to the Base Prospectus relating to the Offered Securities and the offering thereof in accordance with the provisions of Rule 430B and Rule 424(b) of the Rules and Regulations. Such final supplemental form of prospectus (including the Base Prospectus as so supplemented), in the form filed with the Commission pursuant to Rule 424(b) under the Securities Act is herein called the “Prospectus.” Any reference herein to the Base Prospectus, the Time of Sale Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein as of the date of such prospectus.

A registration statement on Form F-6 (File No. 333-180538) with respect to the ADSs has (i) been prepared by the Company and Depositary in conformity with the requirements of the Securities Act and the rules and regulations thereunder, (ii) been filed with the Commission under the Securities Act, and (iii) become effective under the Securities Act. As used in this Agreement, “ADR Registration Statement” means such registration statement, as amended at the time it became effective under the Securities Act, including all exhibits thereto. The Commission has not issued any order suspending the effectiveness of the ADR Registration Statement, and no Proceeding for that purpose has been instituted or, to the Company’s knowledge, threatened by the Commission. The ADR Registration Statement, at the time it became effective under the Securities Act, (i) conformed in all respects to the requirements of the Securities Act and the rules and regulations thereunder and (ii) and did not, as of the applicable effective date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

All amounts payable by the Company in respect of the Offered Securities shall be made free and clear of and without deduction for or on account of any taxes imposed, assessed or levied by Australia or any authority thereof or therein (except such income taxes as may otherwise be imposed by Australia on payments hereunder if the Placement Agent’s net income is subject to tax by Australia or withholding, if any, with respect to any such income tax) nor are any taxes imposed in Australia on, or by virtue of the execution or delivery of, such documents (other than stamp duty payable if such original documents are brought to, executed in or produced before a court in Australia).

(b) Compliance with Registration Requirements. (i) (A) At the time the Registration Statement initially became effective, (B) at the time of each amendment thereto for the purposes of complying with Section 10(a)(3) of the Securities Act (whether by post-effective amendment, incorporated report or form of prospectus), (C) at the Effective Time relating to the Offered Securities and (D) on the Closing Date, the Registration Statement conformed and will conform in all material respects to the requirements of the Securities Act and the Rules and Regulations and (ii) (A) on its date, (b) at the time of filing the Prospectus pursuant to Rule 424(b) and (C) on the Closing Date, the Prospectus will conform in all respects to the requirements of the Securities Act and the Rules and Regulations. The date of this Agreement is not more than three years subsequent to the initial effective time of the Registration Statement. The Company has made available a bona fide electronic road show in compliance with Rule 433(d)(8)(ii) such that no filing of any “road show” (as defined in Rule 433(h)) is required in connection with the offering of the Offered Securities.

(c) Ineligible Issuer. (i) At the earliest time after the filing of the Registration Statement that the Company or other offering participate made a bona fide offer (within the meaning of Rule 164(h)(2) of the Offered Securities and (ii) at the date of this Agreement, the Company was not and is not an “ineligible issuer”, as defined in Rule 405, including (x) the Company or any other subsidiary in the preceding three years not having been convicted of a felony or misdemeanor or having been made the subject of a judicial or administrative decree or order as described in Rule 405 and (y) the Company in the preceding three years not having been the subject of a bankruptcy petition or insolvency or similar Proceeding, not having had a registration statement be the subject of a Proceeding under Section 8 of the Securities Act and no being the subject of a Proceeding under Section 8A of the Securities Act in connection with the offering of the Offered Securities, all as described in Rule 405.

(d) Accurate Disclosure. As of the Applicable Time, neither the Time of Sale Prospectus, including any documents incorporated by reference therein, nor the other information or materials distributed in writing or orally to prospective investors including materials related to pricing terms and the plan of distribution, if any, all considered together (collectively, the “General Disclosure Package”) included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the General Disclosure Package in reliance upon or in conformity with written information furnished to the Company by the Placement Agent specifically for use therein. Each part of the General Disclosure Package, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Offered Securities or until any earlier date that the Company notified or notifies the Placement Agent as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information then contained in the Registration Statement. If at any time following the issuance of a part of the General Disclosure Package there occurred or occurs an event or development as a result of which such part of the General Disclosure Package conflicted or would conflict with the information then contained in the Registration Statement or as a result of which such part of the General Disclosure Package, if republished immediately following such event or development, would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (i) the Company has promptly notified or will promptly notify the Placement Agent and (ii) the Company has promptly amended or will promptly amend or supplement such part of the General Disclosure Package to eliminate or correct such conflict, untrue statement or omission.

Any reference to the General Disclosure Package or the Prospectus shall be deemed to refer to and include (i) the Company’s Annual Report on Form 20-F filed with the Commission pursuant to the Exchange Act on October 3, 2016, as amended on June 28, 2017 (as so amended, the “Annual Report”), (ii) all reports on Form 6-K that so indicate they are being incorporated by reference into the General Disclosure Package or the Prospectus, as the case may be, or that are expressly incorporated by reference into the General Disclosure Package pursuant to the Prospectus, or any amendment or supplement thereto , and (iii) the draft preliminary prospectus supplement, dated June 29, 2017 and draft Form 6-K including the 9 month financial statements of the Company, each of which will be filed June 29, 2017. All documents filed under the Exchange Act and so deemed to be included in the General Disclosure Package or the Prospectus, as the case may be, or any amendment or supplement thereto are hereinafter called the “Exchange Act Reports”. The Annual Report and the Exchange Act Reports, when they were or are filed with the Commission, conformed or will conform in all material respects to the applicable requirements of the Exchange Act and the applicable rules and regulations of the Commission thereunder.

(e) Organization and Qualification. The Company is an Australian public company and has been duly incorporated and is validly existing under the laws of Western Australia, the Commonwealth of Australia, with corporate power and authority to own, lease and operate its properties and conduct its business as described in the Registration Statement, General Disclosure Package and the Prospectus, and has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, or is subject to material liability or disability by reason of the failure to be so qualified in any such jurisdiction; and each subsidiary of the Company listed on Schedule 3.1(e) hereto (the “Subsidiaries” and each a “Subsidiary”) has been duly incorporated and is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation, with corporate power and authority to own, lease and operate its properties and conduct its business as described in the Registration Statement, General Disclosure Package and the Prospectus, and has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, or is subject to no material liability or disability by reason of the failure to be so qualified in any such jurisdiction; as of the date of this Agreement, except for the entities listed on Schedule 3.1(e) hereto, the Company does not own or control, directly or indirectly, any equity or other ownership interest in any corporation, partnership, joint venture or any other Person. If the Company has no subsidiaries, all other references to the Subsidiaries or any of them in the Transaction Documents shall be disregarded.

(f) Dividends. No Subsidiary of the Company is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to its shareholders, from making any other distribution on such subsidiary’s issued share capital, from repaying to the Company or any other Subsidiary of the Company any loans or advances to such subsidiary from the Company or such other Subsidiary or from transferring any of such Subsidiary’s properties or assets to any of the Company or other Subsidiary.

(g) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations thereunder. The execution and delivery of each of the Transaction Documents by the Company and the consummation by it of the transactions contemplated thereby have been duly authorized by all necessary action on the part of the Company, its officers, directors or its stockholders, and no further action is required by the Company, its officers, directors or its stockholders in connection therewith other than in connection with the Required Approvals (as defined below). Each Transaction Document has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law. The Deposit Agreement has been duly authorized, executed and delivered by the Company and constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights generally and to general equity principles. The Registration Statement, General Disclosure Package and the Prospectus have been duly authorized by and on behalf of the Company.

(h) No Conflicts. The execution, delivery and performance by the Company of each of the Transaction Documents and the consummation of the transactions contemplated hereby or thereby, the issuance and delivery of the Shares upon conversion of the ADSs and the ADSs representing such Shares, the deposit of the Shares with the Depositary against issuance of the ADRs evidencing the ADSs, the issuance and delivery of the Warrants, the issuance and delivery of the ADSs upon exercise of the Warrants and compliance with the terms and provisions hereof and thereof and the use of proceeds as described in the Registration Statement, the General Disclosure Package and the Prospectus, and the consummation by the Company of the other transactions contemplated thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s constitution, certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, violate or constitute a default (or an event that with notice or lapse of time or both would become a default) or a Debt Repayment Triggering Event (as defined below) under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary pursuant to, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority (each a “Governmental Authority”) to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected, (iv) conflict with or result in a violation of any approval, consent, waiver, authorization, exemption, permission, endorsement or license granted by any Governmental Authority in Australia, the United States or any other jurisdiction where the Company or any Subsidiary was incorporated or operates, except in the case of each of clauses (ii) and (iii), such as could not reasonably be expected to result in a Material Adverse Effect. A “Debt Repayment Triggering Event” means any event or condition that gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture or other evidence of Indebtedness (or any Person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such Indebtedness by any of the Company or a Subsidiary.

(i) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization, approval or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other Governmental Authority having jurisdiction over the Company or its Subsidiaries, its stockholders or the Trading Market in connection with the execution, delivery and performance by the Company of the Transaction Documents, including the offer, issue and sale of the Offered Securities, the issuance of Ordinary Shares upon conversion of the ADSs, the issuance and delivery of the Warrants, the issuance and delivery of the ADSs upon exercise of the Warrants, the deposit of the Ordinary Shares being deposited with the Depositary, against issuance of ADSs representing ADSs and listing or quotation (as applicable) of the Public Securities on the Trading Market, other than: (i) the filings required pursuant to Section 4.5 of this Agreement, (ii) the filing with the Commission of the Prospectus and the Prospectus Supplement and (iii) any notice filings or SEC Reports as are required to be made in connection with the Closing Date and any Option Closing Date under applicable federal and state securities laws or under applicable rules and regulations of the Trading Market (collectively, the “Required Approvals”).

(j) Issuance of the Offering Securities; Authorization of the Offered Securities; the Underlying Ordinary Shares; Registration. The Offered Securities to be sold by the Company and their issue and sale and the underlying Shares and their issue are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and free and clear of all Liens imposed by the Company. Upon the due issuance by the Depositary of the ADRs evidencing the ADSs against the deposit of the Shares in accordance with the provisions of the Deposit Agreement, such ADRs will be duly and validly issued under the Deposit Agreement and Persons in whose name such ADSs are registered will be entitled to the right of registered holders of ADSs evidencing the ADSs specified therein and in the Deposit Agreement. The Company has the capacity to issue the maximum number of Offered Securities and Shares issuable pursuant to this Agreement. The holder of the Offered Securities will not be subject to personal liability by reason of being such holders. The Offered Securities are not and will not be subject to the preemptive rights of any holders of any security of the Company or similar contractual rights granted by the Company. All corporate action required to be taken for the authorization, issuance and sale of the Offered Securities has been duly and validly taken. Except as set forth in Schedule 3.1(j), there are no limitations on the rights of holders of the Offered Securities to hold or transfer their securities.

(k) Compliance. The Company is not the subject of a determination or order issued by ASIC nor has ASIC given any notice of intention to hold an investigation in relation to the Company, and the Company is not aware of any such determination, order or investigation being contemplated or threatened by the ASIC. The Company is disclosing entity under the securities laws of the Commonwealth of Australia, including, without limitation, the Corporations Act (the “Australian Securities Laws”), is not in default of any requirement of the Australian Securities Laws. All disclosure and filings on the public record and fees required to be made and paid by the Company pursuant to the Australian Securities Laws have been made and paid. None of the Company or any Subsidiary is (i) in breach of or in default under any laws, regulations, rules, orders, decrees, guidelines or notices of Australia, the United States, or any other jurisdiction where it was incorporated or operates, (ii) in breach of or in default under any approval, consent, waiver, authorization, exemption, permission, endorsement or license granted by any Governmental Authority in Australia, the United States or any other jurisdiction in which it was incorporated or operates, (iii) in violation of its constituent documents or (iv) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound except, with respect to (iv), where any default would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(l) Stamp Tax. No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Placement Agent or any investor to the government of Australia, the United States or any political subdivision or taxing authority thereof or therein in connection with (i) the issuance and delivery by the Company of the Offered Securities or the issuance and delivery of the ADSs upon exercise of the Warrants to or for the account of any investor and (ii) the execution and delivery of the Transaction Documents, in each case other than income tax that is imposed on the Placement Agent or investor’s net income in the ordinary course of business.

(m) No Limitations on Dividends and Distributions. Under current laws and regulations of Australia and any political subdivision thereof, all interest, principal, premium, if any, and other payments due or made on the Offered Securities and dividends and other distributions declared and payable on the ADSs or the Ordinary Shares underlying the ADSs may be paid by the Company to the holder thereof in U.S. dollars and freely transferred out of Australia and all such payments made to holders thereof or therein who are non-residents of Australia will other than withholding tax (if applicable) not be subject to income, withholding or other taxes under laws and regulations of Australia or any political subdivision or taxing authority thereof or therein and will otherwise be free and clear of any other tax, duty, withholding or deduction in Australia or any political subdivision or taxing authority thereof or therein and without the necessity of obtaining any governmental authorization in Australia or any political subdivision or taxing authority thereof or therein.

(n) Enforceability in Australia. This Agreement is enforceable against the Company in Australia in accordance with its terms. To ensure the legality, validity, enforceability or admissibility into evidence in Australia of the Transaction Documents, it is not necessary that Transaction Documents be filed or recorded with any court or other authority in Australia or that any stamp or similar tax in Australia be paid on or in respect of this Agreement or any other documents to be furnished hereunder unless they are brought to, executed in or produced before a court in Australia.

(o) Choice of Law in Australia. Under the laws of Australia, the courts of Australia will recognize and give effect to the choice of law provisions set forth in Section 5.9 hereof and would recognize as a valid judgment a final and conclusive judgment in personam obtained in any U.S. court against the Company to enforce this Agreement under which a fixed sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and such judgment would be capable of enforcement by Australian courts provided that (i) such court had proper jurisdiction over the parties subject to such judgment; (ii) the applicable U.S. court did not contravene the rules of natural justice of Australia; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of Australia; (v) such judgment imposes on the judgment debtor a liability to pay a liquidated sum; (vi) such judgment has not been wholly satisfied; (vii) such judgment was obtained within the previous twelve years, and (viii) there is due compliance with the correct procedures under the laws of Australia. Except as described in the Registration Statement, Disclosure Package and the Prospectus, under the laws of Australia, the choice of law provisions set forth in Section 5.9 hereof will be recognized by the courts of Australia and any judgment obtained in any Specified Court (as defined below) arising out of or in relation to the obligations of the Company under this Agreement will be recognized in Australian courts and be capable of enforcement subject to the applicable statutory and common law principles of Australia relating to the enforceability of foreign judgments.

(p) Enforced in Australia. Any final judgment for a fixed sum of money rendered by a Specified Court (as defined below) having jurisdiction under its own domestic laws in respect of any suit, action or Proceeding against the Company based upon this Agreement, would be recognized and enforced against the Company by Australian courts without re-examining the merits of the case, provided that such judgment (i) is not in respect of taxes, a fine or a penalty, (ii) was not obtained by fraud; (iii) was not obtained in a manner and is not a kind the enforcement of which is contrary to natural justice or the public policy of Australia; (iv) such judgment has not been wholly satisfied; and (v) such judgment was obtained within the previous twelve years.

(q) Capitalization. The Company has an issued and fully paid up capital as set forth in the General Disclosure Package and Prospectus, and all of the issued share capital of the Company has been duly and validly authorized and issued, is fully paid and conforms to the description of the Ordinary Shares contained in the General Disclosure Package and the Prospectus. All of the issued share capital of each Subsidiary have been duly and validly authorized and issued, and are fully paid in accordance with its Constitution, articles of association or applicable foreign, federal, state and local laws, including, without limitation, the corporate law of the jurisdiction of the Company’s incorporation, and are nonassessable, if applicable. All of the issued share capital or equity interest, as the case may be, of each Subsidiary is owned directly or indirectly by the Company, free and clear of all Liens, equities or claims. Except as set forth in Schedule 3.1(q), the holders of outstanding Ordinary Shares or ADSs are not entitled to preemptive or other rights to acquire the Offered Securities. Except as set forth in the General Disclosure Package and the Prospectus under the caption “Capitalization”, there are no outstanding securities convertible into or exchangeable for, or warrants, rights or options to purchase from the Company, or obligations of the Company to issue, Ordinary Shares or any other class of share capital of the Company. There are no restrictions on subsequent transfers of the ADSs under the laws of Australia or the United States except as set forth in the General Disclosure Package and the Prospectus under the caption “Description of Share Capital,” and “Description of American Depositary Shares”. The issuance and sale of the Offered Securities will not obligate the Company to issue Ordinary Shares or other securities to any Person (other than the Purchasers) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. No further approval or authorization of any shareholder, the Board of Directors or others is required for the issuance and sale of the Offered Securities. There are no stockholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders. There are no outstanding securities convertible into or exchangeable for, or warrants, rights or options to purchase from any Subsidiary, no obligation of any Subsidiary to issue, equity shares or any other class of share capital of any Subsidiary.

(r) Foreign Private Issuer. The Company is a “foreign private issuer” within the meaning of Rule 405 under the Securities Act.

(s) SEC Reports; Financial Statement. The Company has filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by it under the Securities Act and the Exchange Act (including all required exhibits thereto), including pursuant to Section 13(a) or 15(d) of the Exchange Act (the foregoing materials, as the same may be amended, and including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”), for the twelve months preceding the date hereof (or such shorter period as the Company was required by law to file such material) and any notices, reports or other filings pursuant to applicable requirements of the Trading Market on a timely basis or has received a valid extension of such time of filing, and has filed any such SEC Reports and notices, reports or other filings pursuant to applicable requirements of the Trading Market prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements (i) have been prepared in accordance with IFRS applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements contain only the footnotes required by IAS 34 “Interim Financial Reporting”, and (ii) fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. The agreements and documents described in the Registration Statement, the Prospectus, the Prospectus Supplement and the SEC Reports conform to the descriptions thereof contained therein and there are no agreements or other documents required by the Securities Act to be described in the Registration Statement, the General Disclosure Package, the Prospectus or the SEC Reports or to be filed with the Commission as exhibits to the Registration Statement, that have not been so described or filed. Each agreement or other instrument (however characterized or described) to which the Company is a party or by which it is or may be bound or affected and (i) that is referred to in the Registration Statement, the General Disclosure Package, the Prospectus or the SEC Reports, or (ii) is material to the Company’s business, has been duly authorized and validly executed by the Company, is in full force and effect in all material respects and is enforceable against the Company and, to the Company’s knowledge, the other parties thereto, in accordance with its terms, except (x) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, (y) as enforceability of any indemnification or contribution provision may be limited under the federal and state securities laws, and (z) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefore may be brought. None of such agreements or instruments has been assigned by the Company, and neither the Company nor, to the best of the Company’s knowledge, any other party is in default thereunder and, to the best of the Company’s knowledge, no event has occurred that, with the lapse of time or the giving of notice, or both, would constitute a default thereunder. To the best of the Company’s knowledge, performance by the Company of the material provisions of such agreements or instruments will not result in a violation of any existing applicable law, rule, regulation, judgment, order or decree of any Governmental Authority or court, domestic or foreign, having jurisdiction over the Company or any of its assets or businesses, including, without limitation, those relating to environmental laws and regulations. The Company has never been an issuer subject to Rule 144(i) under the Securities Act.

(t) Termination of Contracts. None of the Company or any Subsidiary has sent or received any communications regarding termination of, or intent not to renew, any of the contracts or agreements referred to or described in the General Disclosure Package and the Prospectus, and no such termination or non-renewal has been threatened by the Company or any Subsidiary or any other party to such contract or agreement.

(u) Additional Material Liabilities. Since the date of the latest audited financial statements included in the General Disclosure Package and the Prospectus, neither the Company nor a Subsidiary has (i) entered into or assumed any contract, (ii) incurred or agreed to incur any liability (including any contingent liability) or other obligation, (iii) acquired or disposed of or agreed to acquire or dispose of any business or any other asset or (iv) assumed or acquired or agreed to assume or acquire any liabilities (including contingent liabilities), that would, in any of clauses (i) through (iv) above, be material to the Company and/or a Subsidiary and that are not otherwise described in the General Disclosure Package and Prospectus.

(v) Transactions with Insiders. Except as disclosed in the Registration Statement, General Disclosure Package and Prospectus, none of the Company nor any Subsidiary is engaged in any material transactions with its directors, officers, management, shareholders or any other affiliate, including any person who was formerly a director, officer or manager of the Company, on terms that are not available from unrelated third parties on an arm’s-length basis.

(w) The section in the Annual Report entitled “Item 5. Operating Financial Review and Prospects” in the General Disclosure Package and Prospectus is accurate. The Company does not have any off-balance sheet transactions, arrangements, and obligations, including, without limitation, relationships with unconsolidated entities that are contractually limited to narrow activities that facilitate the transfer of or access to assets by the Company or a Subsidiary, such as structured finance entities and special purpose entities that are reasonably likely to have a material effect on the liquidity of the Company or any Subsidiary.

(x) The section in the Annual Report under “Item 5. Operating Financial Review and Prospects—A. Operating Results—Critical Accounting Policies” in the General Disclosure Package and the Prospectus truly, accurately and completely in all material respects describes (i) accounting policies which the Company believes are the most important in the portrayal of the Company’s financial condition and results of operations and which require management’s most difficult, subjective or complex judgments (“Critical Accounting Policies”), (ii) judgments and uncertainties affecting the application of Critical Accounting Policies and (iii) the likelihood that materially different amounts would be reported under different conditions or using different assumptions; and the Company’s board of directors and management have reviewed and agreed with the selection, application and disclosure of Critical Accounting Policies and have consulted with legal counsel and independent accountants with regard to such disclosure.

(y) The statements set forth in the General Disclosure Package and the Prospectus under the captions “Taxation,” “Description of Share Capital,” “Description of American Depositary Shares,” “Enforceability of Civil Liabilities,” and “Risk Factors,” insofar as they purport to describe the provisions of the laws and documents referred to therein, constitute accurate, complete and fair summaries regarding the matters described therein in all material respects. The statements set forth in the Annual Report under the captions “Item 4. Information on the Company—B. Business Overview—Background”, “Item 4. Information on the Company—B. Business Overview—Patent Portfolio”, “Item 4. Information on the Company—B. Business Overview—Regulatory Authorities”, “Item 5. Operating and Financial Overview and Prospects—A. Operating Results—Governmental Policies,” “Item 5. Operating and Financial Overview and Prospects—B. Liquidity and Capital Resources,” “Item 6. Directors, Senior Management and Employees—B. Compensation, “Item 6. Directors and Senior Management, and Employees—C. Board Practices,” “Item 10. Additional Information—A. Share Capital,” “Item 10. Additional Information—B. Memorandum and Articles of Association,” “Item 10. Additional Information—C. Material Contracts,” “Item 10. Additional Information—D. Exchange Controls” “Item 10. Additional Information—E. Taxation,” and “Item 12. Description of Securities Other Than Equity Securities” insofar as such statements summarize legal matters, agreements, documents or Proceedings discussed therein, are true and accurate summaries of such matters described therein in all material respects.

(z) Without prejudice to the generality of anything contained herein, all the operating information and data included in the Registration Statement, General Disclosure Package and

the Prospectus were true and accurate in all material respects as of the Applicable Time and will be true and accurate in all material respects on the Closing Date. Any statistical, industry-related and market-related data included in the General Disclosure Package and the Prospectus are based on or derived from sources that the Company believes to be reliable and accurate, and the Company has obtained written consent for the use of such data from such sources to the extent required.

(aa) The application of the net proceeds from the offering of the Offered Securities, as described in the General Disclosure Package and the Prospectus, will not contravene any provision of any current and applicable laws or the applicable constituent documents of any of the Company or a Subsidiary or contravene the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement or instrument currently binding upon any of the Company or a Subsidiary or any governmental or regulatory authorization applicable to any of the Company or a Subsidiary.

(bb) Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the latest audited financial statements included within the SEC Reports, and except as disclosed in the SEC Reports, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, except as has been reasonably cured by the Company, (ii) the Company has not incurred any liabilities (contingent or otherwise) that are material to the Company or its Subsidiaries other than trade payables, accrued expenses and other liabilities incurred in the ordinary course of business consistent with past practice, (iii) the Company has not altered its method of accounting in any material respect except as otherwise required pursuant to IFRS, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock (other than in connection with repurchases of unvested stock issued to employees of the Company) and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option and incentive plans or awards. The Company does not have pending before the Commission any request for confidential treatment of information. To the Company’s knowledge, except for the transactions contemplated by this Agreement, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its Subsidiaries or their respective businesses, properties, operations, assets or financial condition that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least one Trading Day prior to the date that this representation is made, except as would not be reasonably likely to result in an Material Adverse Effect.

(cc) Litigation. There is no Proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties, officers or directors (in any such officer’s or director’s capacity as such) before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the issue or sale of Offered Securities, the issuance and delivery of the Shares upon conversion of the ADSs and the ADSs representing such Shares, the deposit of the Shares with the Depositary against issuance of the ADRs evidencing the ADSs, the issuance and delivery of the Warrants or the issuance and delivery of the ADSs upon exercise of the Warrants, (ii) could, if there were an unfavorable decision, ruling or finding, have or reasonably be expected to result in a Material Adverse Effect or (iii) involves a claim or violation of, or liability under, any federal or state securities laws or which involves a claim of breach of fiduciary duty. There has not been and, to the knowledge of the Company, there is not currently pending or contemplated, any investigation by the Commission involving the Company or any Subsidiary or any current or former director or officer of the Company or any Subsidiary (in his or her capacity as such).

(dd) Neither the Company nor any Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, could reasonably be expected to result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or governmental body, or (iii) is in violation of any statute, rule or regulation of any Governmental Authority or the Trading Market, including without limitation all foreign, federal, state and local laws applicable to its business, except in each case as would not have a Material Adverse Effect.

(ee) Labor Relations. No labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company or a Subsidiary. None of the Company’s or its Subsidiaries’ employees is a member of a union that relates to such employee’s relationship with the Company or such Subsidiary, and neither the Company nor any of its Subsidiaries is a party to a collective or enterprise bargaining agreement, and the Company and its Subsidiaries believe that their relationships with their employees are good. To the knowledge of the Company, no executive officer of the Company or any Subsidiary is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters. The Company and its Subsidiaries are in compliance with all federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours in Australia, the United States, and in each other jurisdiction in which it is incorporated or operates except where such failure to be in compliance would not have a Material Adverse Effect on the Company. No material labor dispute, work stoppage, slow down or other conflict with the employees of the Company or any Subsidiary exists or, to the Company’s knowledge, is threatened.

(ff) Employee Benefits. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, neither the Company nor any Subsidiary has any material obligation to provide retirement, healthcare, death or disability benefits to any of the present or past employees of the Company or any Subsidiary or to any other Person.

(gg) Licenses and Permits. The Company and its Subsidiaries possess all material certificates, authorizations, consents, approvals, orders, licenses and permits issued by the appropriate federal, state, national and foreign regulatory authorities (collectively, the “Material Permits”), including without limitation the FDA, the DEA, the ATGA, the EMA and the MHRA and any other state, federal, national and foreign agencies or bodies engaged in the regulation of pharmaceuticals or biohazardous materials, necessary to conduct their respective businesses as they are currently being conducted as set forth in the Registration Statement, the General Disclosure Package and the Prospectus. All of such Material Permits are valid and in full force and effect, except where the invalidity of such Permits or the failure to be in full force and effect, individually or in the aggregate, would not have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole. There is no pending or, to the knowledge of the Company, threatened Proceeding that individually or in the aggregate would reasonably be expected to lead to the revocation, modification, termination, suspension or any other impairment of the rights of the holder of any such Material Permit which revocation, modification, termination, suspension or other impairment would have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole. Such Material Permits contain no material restrictions or conditions not described in the Registration Statement, the General Disclosure Package and the Prospectus. None of the Company or any Subsidiary has a reasonable basis to believe that any regulatory body is considering modifying, suspending or revoking any such Material Permit and each of the Company and each Subsidiary is in compliance with the provisions of all such Material Permits.

(hh) Regulatory Matters. Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, the Company and each of its subsidiaries: (A) are and at all times have been in material compliance with all statutes, rules and regulations applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product sold, under development, manufactured or distributed by the Company or any subsidiary (“Applicable Regulatory Laws”); (B) have not received any Form 483 from the FDA, notice of adverse finding, warning letter, or other correspondence or written notice from the FDA, the DEA, the ATGA, the EMA, the MHRA or any other federal, state, local, national or foreign governmental or regulatory authority alleging or asserting material noncompliance with any Applicable Regulatory Laws or any licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Regulatory Laws (“Authorizations”); (C) possess all material Authorizations and such Authorizations are valid and in full force and effect and neither the Company nor any subsidiary is in material violation of any term of any such Authorizations; (D) have not received written notice of any Proceeding, hearing, enforcement, investigation, arbitration or other action from the FDA, the DEA, the ATGA, the EMA, the MHRA or any other federal, state, local, national or foreign governmental or regulatory authority or third party alleging that any product, operation or activity is in material violation of any Applicable Regulatory Laws or Authorizations and has no knowledge that the FDA, the DEA, the ATGA, the EMA, the MHRA or any other federal, state, local, national or foreign governmental or regulatory authority or third party is considering any such Proceeding; (E) have not received written notice that the FDA, DEA, ATGA, EMA, the MHRA or any other federal, state, local, national or foreign governmental or regulatory authority has taken, is taking or intends to take action to limit, suspend, modify or revoke any material Authorizations and has no knowledge that the FDA, DEA, ATGA, EMA, the MHRA or any other federal, state, local, national or foreign governmental or regulatory authority is considering such action; and (F) have filed, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Regulatory Laws or Authorizations except where the failure to file such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments would not result in a Material Adverse Effect on the Company and its subsidiaries, taken as a whole, and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission).

(ii) Intellectual Property. The Company possesses such right, title and interest in and to, or possesses adequate rights to use, all patents, patent rights, trade secrets, inventions, know-how, trademarks, trade names, copyrights, service marks and other proprietary rights (“Intellectual Property”) material to the conduct of the Company’s business except to Intellectual Property the failure of which to possess would not have a Material Adverse Effect. The Company has not received any notice of infringement or misappropriation from any third party as to Intellectual Property owned by or exclusively licensed to the Company that has not been resolved or disposed of, which infringement or misappropriation would, if the subject of an unfavorable decision, ruling or finding, have a Material Adverse Effect. To the Company’s knowledge, it has not infringed, misappropriated, or otherwise conflicted with the Intellectual Property of any third parties, which infringement, misappropriation or conflict would, if the subject of an unfavorable decision, ruling or finding, have a Material Adverse Effect. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(jj) Patents. The pending patent applications set forth in the Registration Statement, the General Disclosure Package and the Prospectus (the “Pending Patents”) are being diligently prosecuted by the Company and/or Subsidiaries. To the Company’s best knowledge, there is no existing patent or published patent application that would interfere, conflict with or otherwise adversely affect the validity, enforcement or scope of the Pending Patents if claims of such Pending Patents were issued in substantially the same form as currently written. No security interests or other Liens have been created with respect to the Pending Patents; and the Pending Patents have not been exclusively licensed to another entity or Person.

(kk) Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost. There is no material insurance claim made by or against the Company or any Subsidiary pending, threatened or outstanding and no facts or circumstances exist which would reasonably be expected to give rise to any such claim and all due premiums in respective thereof have been paid.

(ll) Transactions With Affiliates and Employees. Except as set forth in the Registration Statement, General Disclosure Package and the Prospectus, none of the officers or directors of the Company or any Subsidiary and none of the employees of the Company or any

Subsidiary (including his/her spouse, infant children, any company or undertaking in which he/she holds a controlling interest) is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from any officer, director or such employee or any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee, stockholder, member or partner other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including stock option under any stock option plan of the Company. There are no material relationships or transactions between the Company and/or a Subsidiary on the one hand and the Company’s affiliates, officers and directors or their shareholders, customers or suppliers on the other hand which, although required to be disclosed, are not disclosed in the Registration Statement, General Disclosure Package and the Prospectus.

(mm) Sarbanes-Oxley; Internal Accounting Controls. The Company and the Subsidiaries are in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof and applicable to a foreign private issuer such as the Company, and any and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the date hereof and as of the Closing Date. Except as otherwise disclosed in the Registration Statement, the General Disclosure Package and Prospectus, the Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as otherwise disclosed in the Registration Statement, the General Disclosure Package and Prospectus, the Company and the Subsidiaries have established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and the Subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the SEC Reports is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. The Company’s certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Company and the Subsidiaries as of the end of the period covered by the most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no changes in the internal control over financial reporting (as such term is defined in the Exchange Act) of the Company and its Subsidiaries that have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of the Company and its Subsidiaries.

(nn) A member of the Audit Committee has confirmed to the Chief Executive Officer or Chief Financial Officer of the Company that the Audit Committee is not reviewing or investigating, and neither the Company’s independent auditors nor its internal auditors have recommended that the Audit Committee review or investigate, (i) adding to, deleting, changing the application of, or changing the Company’s disclosure with respect to, any of the Company’s material accounting policies; (ii) any matter which could result in a restatement of the Company’s financial statements for any annual or interim period during the current or prior three fiscal years; or (iii) any significant deficiency, material weakness, change in internal controls or fraud involving management or other employees who have a significant role in internal controls.

(oo) Certain Fees. Except as set forth in the Prospectus Supplement and other than the Placement Agent, no brokerage or finder’s fees or commissions are or will be payable by the Company or any Subsidiary or Affiliate of the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Purchasers shall have no obligation or liability with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents due to an arrangement or agreement made by the Company due to an arrangement or agreement made by the Company.

(pp) Passive Foreign Investment Company. The Company believes that it may have been a PFIC for the taxable year ended June 30, 2016, and may be a PFIC in the current taxable year ending June 30, 2017.

(qq) Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Offered Securities, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

(rr) Registration Rights. There are no contracts, agreements or understandings between the Company and any Person granting such Person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company owned or to be owned by such Person or to require the Company to include such securities in the securities registered pursuant to the Registration Statement or in any securities being registered pursuant to any other registration statement filed by the Company under the Securities Act.

(ss) Except as set forth in the Registration Statement, General Disclosure Package and the Prospectus, the Company has not sold, issued or distributed any shares during the six-month period preceding the date hereof, including any sales pursuant to Rule 144A, Regulation D or Regulation S promulgated under the Securities Act, other than shares issued pursuant to employee benefit plans, qualified share option plans or other employee compensation plans or pursuant to outstanding options, rights or warrants.

(tt) Securities Exchange Act Registration; Listing and Maintenance Requirements. The Shares and the ADSs are registered pursuant to Section 12(b) or 12(g) of the Exchange Act and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the ADSs or Shares under the

Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. The Ordinary Shares outstanding as of the date hereof are admitted to trading on the ASX and the ADSs outstanding as of the date hereof are listed on the NASDAQ Global Market. The ADSs offered hereby have been approved for listing on the NASDAQ Global Market and the Shares shall be approved for trading subject to the Company filing a Cleansing Statement and ASX Appendix 3B pursuant to Section 4.20. The Company has not, in the 12 months preceding the date hereof, received notice from either the ASX (on which Ordinary Shares are listed) nor the Nasdaq Global Market (on which the ADSs are listed) (each a “Trading Market”) to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all listing and maintenance requirements of the Trading Markets. The ADSs are currently eligible for electronic transfer through the Depository Trust Company or another established clearing corporation and the Company is current in payment of the fees to the Depository Trust Company (or such other established clearing corporation) in connection with such electronic transfer.

(uu) Application of Takeover Protections. The Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s constitution (or similar charter documents) or the laws of its jurisdiction of incorporation that is or could become applicable to the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including, without limitation, the Company’s issuance of the Offered Securities and the Purchaser’s ownership of the Offered Securities.

(vv) Disclosure. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Purchasers or their agents or counsel with any information that it believes constitutes or might constitute material, non-public information. The Company understands and confirms that the Purchasers will rely on the foregoing representation in effecting transactions in securities of the Company. All of the disclosure furnished by or on behalf of the Company to the Purchasers regarding the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, including the Disclosure Schedules to this Agreement, taken as a whole, is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The press releases disseminated by the Company during the twelve months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading. The Company acknowledges and agrees that no Purchaser makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2 hereof.

(ww) No Integrated Offering. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, neither the Company, nor any of its

Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Offered Securities to be integrated with prior offerings by the Company for purposes of (i) the Securities Act which would require the registration of any such securities, including the Warrants or Warrant Securities, under the Securities Act or (ii) any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

(xx) Solvency. Based on the consolidated financial condition of the Company as of the Closing Date, after giving effect to the receipt by the Company of the proceeds from the sale of the Offered Securities hereunder, (i) the fair saleable value of the Company’s assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, consolidated and projected capital requirements and capital availability thereof and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt). The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the Closing Date. Schedule 3.1(xx) sets forth as of the date hereof all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments. For the purposes of this Agreement, “Indebtedness” means (x) any liabilities for borrowed money or amounts owed in excess of $50,000 (other than trade accounts payable incurred in the ordinary course of business), (y) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company’s consolidated balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (z) the present value of any lease payments in excess of $50,000 due under leases required to be capitalized in accordance with IFRS. Neither the Company nor any Subsidiary is in default with respect to any Indebtedness.

(yy) Tax Status. The Company has paid or has caused to be paid all material taxes (including any assessments, fines or penalties) required to be paid through the date hereof and all returns, reports or filings which ought to have been made by or in respect of the Company and each Subsidiary for taxation purposes as required by the law of the jurisdictions where the Company and each Subsidiary are incorporated or engage in business have been made and all such returns are correct and on a proper basis in all material respects and are not the subject of any dispute with the relevant revenue or other appropriate authorities except as may be being contested in good faith and by appropriate Proceedings. The provisions included in the audited consolidated financial statements as set out in the General Disclosure Package and the Prospectus included appropriate provisions required under IFRS for all taxation in respect of accounting periods ended on or before the accounting reference date to which such audited accounts relate for which the Company was then or might reasonably be expected thereafter to become or have become liable. None of the Company nor any Subsidiary has received notice of any tax deficiency with respect to any of the Company or a Subsidiary. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company or of any Subsidiary know of no basis for any such claim.

(zz) Anti-Bribery Laws. The Company and each Subsidiary and, to their knowledge, their affiliates and each of their respective officers, directors, supervisors, managers, agents and employees has not violated, its participation in the offering will not violate, and it has instituted and maintains policies and procedures designed to (i) ensure continued compliance with anti-bribery laws, including but not limited to, any applicable law, rule, or regulation of any locality, including but not limited to any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, the United States Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act 2010 or any other law, rule or regulation of similar purpose and scope or (ii) prohibit (A) the use of corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (B) the making of any direct or indirect unlawful payment to any government official or employee from corporate funds or (C) the making of any bribe, rebate, payoff, influence payment, kickback or other unlawful payment (collectively, the “Anti-Bribery Laws”).

(aaa) Money Laundering Laws. The Company and each Subsidiary, and, to their knowledge, their affiliates and each of their respective officers, directors, supervisors, managers, agents, and employees, has not violated, its participation in the offering will not violate, and it has instituted and maintains policies and procedures designed to ensure continued compliance with the anti-money laundering laws, regulations or government guidance regarding anti-money laundering, and international anti-money laundering principals or procedures of the United States, Australia and any related or similar statutes, rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”), and no Proceeding by or before any court or Governmental Authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(bbb) Sanctions. None of the Company or any Subsidiary, nor, to the knowledge of any of the Company or a Subsidiary, any director, officer, agent, employee, affiliate or Person acting on behalf of any of the Company or a Subsidiary (i) has been or is, or is controlled or owned by an individual or entity that has been or is or is, subject to (A) any trade, economic or military sanctions administered by or issued against any nation by the United Nations or any governmental or regulatory authority of the United States, United Kingdom, Australia, Germany, Hong Kong, Canada, France, Switzerland and Italy, including the Office of Foreign Assets Control of the United States Treasury Department (including but not limited to the designation as a “specially designated national or blocked person” thereunder), the United Nations Security Council, Her Majesty’s Treasury of the United Kingdom or any other relevant sanctions authority, or any orders or licenses publicly issued under the authority of any of the foregoing, or (B) any sanctions or requirements imposed by, or based upon the obligations or authorizations set forth in, the United States Trading With the Enemy Act, the United States International Emergency Economic Powers Act, the United States United Nations Participation

Act, the United States Syria Accountability and Lebanese Sovereignty Act, or the United States Iran Sanctions Act of 2006, all as amended, or any foreign assets control regulations of the United States Treasury Department (including but not limited to 31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto (collectively, “Sanctions”), (ii) has been or is located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, Libya, North Korea, Sudan and Syria) or (iii) has violated, will though its participation in the offering violate or failed to institute and maintain policies and procedures designed to ensure continued compliance with Sanctions. There have been no transactions or connections between the Company or any Subsidiary, on the one hand, and any country, Person, or entity in countries subject to Sanctions or who perform contracts in support of projects in or for the benefit of those countries, on the other hand other than de minimis sales to customers in Iran in 2010.

(ccc) Environmental Matters. The Company and each Subsidiary and their respective properties, assets and operations are in compliance in all material respects with and hold all material permits, authorizations and approvals required under Environmental Laws (as defined below). There are no past, present or reasonably anticipated future events, conditions, circumstances, activities, practices, actions, omissions or plans that could reasonably be expected to give rise to any material costs or liabilities to the Company or any Subsidiary under, or to interfere with or prevent compliance by any of the Company or a Subsidiary with, Environmental Laws. None of the Company or any Subsidiary (i) is the subject of any investigation, (ii) has received any notice or claim, (iii) is a party to or affected by any pending or threatened Proceeding, (iv) is bound by any judgment, decree or order or (v) has entered into any agreement, in each case relating to any alleged violation of any Environmental Law or any actual or alleged release or threatened release or cleanup at any location of any Hazardous Materials (as defined below), except where (i), (ii), (iii) and (iv) would not, individually or in the aggregate, have a Material Adverse Effect. As used herein, “Environmental Law” means any national, provincial, municipal or other local or foreign law, statute, ordinance, rule, regulation, order, notice, directive, decree, judgment, injunction, permit, license, authorization or other binding requirement, or common law, relating to health, safety or the protection, cleanup or restoration of the environment or natural resources, including those relating to the distribution, processing, generation, treatment, storage, disposal, transportation, other handling or release or threatened release of Hazardous Materials, and “Hazardous Materials” means any material (including, without limitation, pollutants, contaminants, hazardous or toxic substances or wastes) that is regulated by or may give rise to liability under any Environmental Law.

(ddd) None of the Company nor any Subsidiary has entered into any memorandum of understanding, letter of intent, definitive agreement or any similar agreements with respect to a merger or consolidation or a material acquisition or disposition of assets, technologies, business units or businesses.

(eee) There are no business relationships or related-party transactions involving the Company or any Subsidiary or any other person required to be described in the General Disclosure Package and the Prospectus which have not been described as required.

(fff) Each “forward-looking statement” (within the meaning of Section 27A of the Act or Section 21E of the Exchange Act) contained in the General Disclosure Package and the Prospectus has been made or reaffirmed with a reasonable basis and in good faith.

(ggg) Accountants. PricewaterhouseCoopers, an Australian Partnership who audited the annual financial statements incorporated by reference in the Registration Statement, are independent public accountants as required by the Securities Act and the Rules and Regulations.

(hhh) Acknowledgment Regarding Purchasers’ Purchase of Securities. The Company understands and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchasers’ purchase of the Securities. The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(iii) Acknowledgement Regarding Purchaser’s Trading Activity. Anything in this Agreement or elsewhere herein to the contrary notwithstanding (except for Sections 3.2(e) and 4.16 hereof), it is understood and acknowledged by the Company that: (i) none of the Purchasers has been asked by the Company to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Offered Securities for any specified term, (ii) past or future open market or other transactions by any Purchaser, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities, (iii) any Purchaser, and counter-parties in “derivative” transactions to which any such Purchaser is a party, directly or indirectly, presently may have a “short” position in the ADRs and/or Ordinary Shares, and (iv) each Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that (y) one or more Purchasers may engage in hedging activities at various times during the period that the Offered Securities are outstanding, including , without limitation, during the periods that the value of the Warrants ADSs deliverable with respect to the Offered Securities are being determined, and (z) such hedging activities (if any) could reduce the value of the existing stockholders’ equity interests in the Company at and after the time that the hedging activities are being conducted. The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

(jjj) Regulation M Compliance. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Offered Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Offered Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii) and (iii), compensation paid to the Placement Agent in connection with the placement of the Offered Securities or the Ordinary Shares.

(kkk) Title to Assets. The Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and marketable title in all personal property owned by them, in each case free and clear of all Liens, encumbrances and defects except for (i) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance.

(lll) U.S. Real Property Holding Corporation. The Company is not and has never been a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company shall so certify upon Purchaser’s request.

(mmm) Bank Holding Company Act. Neither the Company nor any of its Subsidiaries or Affiliates is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or Affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or Affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(nnn) Private Placement. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, no registration under the Securities Act is required for the offer and sale of the Warrants or Warrant ADSs by the Company to the Purchasers as contemplated hereby.

(ooo) No General Solicitation. Neither the Company nor any Person acting on behalf of the Company has offered or sold any of the Warrant or Warrant Shares by any form of general solicitation or general advertising. The Company has offered the Warrants and Warrant ADSs for sale only to the Purchasers and certain other “accredited investors” within the meaning of Rule 501 under the Securities Act.

(ppp) No Disqualification Events. With respect to the Warrant and Warrant ADSs to be offered and sold hereunder in reliance on Rule 506 under the Securities Act, none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Purchasers a copy of any disclosures provided thereunder.

(qqq) Other Covered Persons. Other than the Placement Agent, the Company is not aware of any person (other than any Issuer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Securities.

(rrr) Notice of Disqualification Events. The Company will notify the Purchasers in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, reasonably be expected to become a Disqualification Event relating to any Issuer Covered Person, in each case of which it is aware.

(sss) No Disagreements with Accountants and Lawyers. There are no material disagreements presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers which could affect the Company’s ability to perform any of its obligations under any of the Transaction Documents.

(ttt) FINRA Affiliation. No officer or director, or to the knowledge of the Company, beneficial owner of 5% or more of the Company’s unregistered securities or Person that has received the Company’s unregistered securities within the past 180 days has any direct or indirect affiliation or association with any FINRA member (as determined in accordance with the rules and regulations of FINRA).

(uuu) No Material Adverse Change. Except as otherwise disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, subsequent to the respective dates as of which information is given in each of the Registration Statement, the Disclosure Package and the Prospectus: (i) the Company and its Subsidiaries, taken as a whole, have not incurred any material liability or obligation, indirect, direct or contingent, nor entered into any material transaction or agreement, in each case other than those in the ordinary course of business; (ii) there has been no dividend or distribution of any kind declared, paid or made by the Company or, except for dividends paid to the Company or other Subsidiaries, any of its Subsidiaries on any class of capital stock and no repurchase or redemption by the Company or any of its Subsidiaries of any class of capital stock; (iii) neither the Company nor any of its subsidiaries has sustained any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree; (iv) there has not been any material change in the capital stock, short-term or long-term debt of the Company or any of its subsidiaries; and (iv) there has not occurred any material adverse change, or any development involving a prospective material adverse change, in or affecting the condition, financial or otherwise, or in or affecting the earnings, business, assets, general affairs, management, financial position, stockholders’ equity, operations or results of operations or prospects, whether or not arising in the ordinary course of business, of the Company and its subsidiaries, taken as a whole.

3.2. Representations and Warranties of the Purchasers. Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

(a) Organization; Authority. Such Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by such Purchaser of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Purchaser. Each Transaction Document to which it is a party has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law. The Purchaser’s execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation by it of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of the Purchaser’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Purchaser is subject (including foreign, federal and state securities laws and regulations), or by which any property or asset of the Purchaser is bound or affected.

(b) Understandings or Arrangements. Such Purchaser is acquiring the Offered Securities as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Offered Securities (this representation and warranty not limiting such Purchaser’s right to sell the Offered Securities pursuant to the Registration Statement or otherwise in compliance with applicable federal and state securities laws). Such Purchaser is acquiring the Offered Securities hereunder in the ordinary course of its business. Such Purchaser understands that the Warrants and the Warrant ADSs are “restricted securities” and have not been registered under the Securities Act or any applicable state or foreign securities law and is acquiring such Offered Securities as principal for his, her or its own account and not with a view to or for distributing or reselling such Offered Securities or any part thereof in violation of the Securities Act or any applicable state or foreign securities law, has no present intention of distributing any of such Offered Securities in violation of the Securities Act or any applicable state or foreign securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities in violation of the Securities Act or any applicable state or foreign securities law (this representation and warranty not limiting such Purchaser’s right to sell such Securities pursuant to a registration statement or otherwise in compliance with applicable federal and state or foreign securities laws).

(c) Purchaser Status. At the time such Purchaser was offered the Offered Securities, it was, and as of the date hereof it is, and on each date on which it exercises any Warrants, it will be either: (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8)

under the Securities Act or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act. Purchaser has provided to the Company or the Placement Agent substantial verification of such status as required by the provisions of Regulation D under the Securities Act. Purchaser has a substantial pre-existing relationship with the Company, or as applicable, its Placement Agent.

(d) Experience of Such Purchaser. Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Offered Securities, and has so evaluated the merits and risks of such investment. Such Purchaser is able to bear the economic risk of an investment in the Offered Securities and, at the present time, is able to afford a complete loss of such investment. Such Purchaser understands that nothing in the Transaction Documents or any other materials presented to such Purchaser in connection with the purchase and sale of the Offered Securities constitutes legal, tax or investment advice.

(e) Access to Information. Such Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and the SEC Reports and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Offered Securities and the merits and risks of investing in the Offered Securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. Such Purchaser acknowledges and agrees that neither the Placement Agent nor any Affiliate of the Placement Agent has provided such Purchaser with any information or advice with respect to the Offered Securities nor is such information or advice necessary or desired. Neither the Placement Agent nor any Affiliate has made or makes any representation as to the Company or the quality of the Offered Securities and the Placement Agent and any Affiliate may have acquired non-public information with respect to the Company which such Purchaser agrees need not be provided to it. In connection with the issuance of the Offered Securities to such Purchaser, neither the Placement Agent nor any of its Affiliates has acted as a financial advisor or fiduciary to such Purchaser.

(f) Certain Transactions and Confidentiality. Other than consummating the transactions contemplated hereunder, such Purchaser has not, nor has any Person acting on behalf of or pursuant to any understanding with such Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Purchaser first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material pricing terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Offered Securities covered by this Agreement. Other than to other Persons party to this Agreement or to such Purchaser’s representatives, including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and Affiliates, such Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to locating or borrowing shares in order to effect Short Sales or similar transactions in the future.

(g) General Solicitation. Such Purchaser is not purchasing the Offered Securities as a result of any advertisement, article, notice or other communication regarding the Offered Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to the knowledge of such Purchaser, any other general solicitation or general advertisement.

The Company acknowledges and agrees that the representations contained in Section 3.2 shall not modify, amend or affect such Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transaction contemplated hereby. Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to locating or borrowing shares in order to effect Short Sales or similar transactions in the future.

ARTICLE IV.

OTHER AGREEMENTS OF THE PARTIES

4.1. Furnishing of Information; Public Information. For so long as the Offered Securities remain outstanding, the Company covenants to maintain the registration of the Ordinary Shares and the ADSs under Section 12(b) or 12(g) of the Exchange Act and to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Section 13 or 15(d) the Exchange Act with the Commission even if the Company is not then subject to the reporting requirements of Section 13 or 15(d) the Exchange Act.

At any time during the period commencing from the six (6) month anniversary of the date hereof and ending at such time that all of the Warrant ADSs (assuming cashless exercise) may be sold without the requirement for the Company to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144, if the Company (i) shall fail for any reason to satisfy the current public information requirement under Rule 144(c) or (ii) has ever been an issuer described in Rule 144(i)(1)(i) or becomes an issuer in the future, and the Company shall fail to satisfy any condition set forth in Rule 144(i)(2) (a “Public Information Failure”) then, in addition to such Purchaser’s other available remedies, the Company shall pay to a Purchaser, in cash, as partial liquidated damages and not as a penalty, by reason of any such delay in or reduction of its ability to sell the Warrant Shares, an amount in cash equal to two percent (2.0%) of the aggregate Exercise Price of such Purchaser’s Warrants on the day of a Public Information Failure and on every thirtieth (30th) day (pro rated for periods totaling less than thirty days) thereafter until the earlier of (a) the date such Public Information Failure is cured and (b) such time that such public information is no longer required for the Purchasers to transfer the Warrant Shares pursuant to Rule 144. The payments to which a Purchaser shall be entitled pursuant to this Section 4.2(b) are referred to herein as “Public Information Failure Payments.” Public Information Failure Payments shall be paid on the earlier of (i) the last day of the calendar month during which such Public Information Failure Payments are incurred and (ii) the third (3rd) Business Day after the event or failure giving rise to the Public Information Failure Payments is cured. In the event the Company fails to make Public Information Failure Payments in a timely manner, such Public Information Failure Payments shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full. Nothing herein shall limit such Purchaser’s right to pursue actual damages for the Public Information Failure, and such Purchaser shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

4.2. Filing of Amendment; Response to Commission Requests. The Company will promptly advise the Placement Agent of any proposal to amend or supplement the Registration Statement at any time and the Company will advise the Placement Agent promptly of (i) the filing of any such amendment or supplement; (ii) any request by the Commission or its staff for any amendment to the Registration Statement or ADR Registration Statement or for any additional information; (iii) the institution by the Commission of any stop order Proceedings in respect of the Registration Statement or the ADR Registration Statement or the threatening of any Proceeding for that purpose; and (iv) the receipt by the Company of any such notification with respect to the suspension of the qualification of the Offered Securities in any jurisdiction or the institution or threatening of any Proceedings for that purpose. The Company will use its best efforts to prevent the issuance of any such stop order or the suspension of any such qualification and, if issued, to obtain as soon as possible the withdrawal thereof.

4.3. Removal of Legends.

(a) The Warrants and Warrant Shares may only be disposed of in compliance with state and federal and foreign securities laws. In connection with any transfer of Warrants or Warrant Shares other than pursuant to an effective registration statement or Rule 144, to the Company or to an Affiliate of a Purchaser or in connection with a pledge as contemplated in Section 4.3(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Warrant under the Securities Act or otherwise in accordance with any foreign securities laws.

(b) The Purchasers agree to the imprinting, so long as is required by this Section 4.3, of a legend on any of the Warrants or Warrant Shares in the following form:

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS EXERCISABLE HAS NOT BEEN REGISTERED WITH THE

SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

The Company acknowledges and agrees that a Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Warrants or Warrant Shares to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, such Purchaser may transfer pledged or secured Warrants or Warrant Shares to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Purchaser’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Warrants and Warrant Shares may reasonably request in connection with a pledge or transfer of the Warrants or Warrant Shares.

(c) Certificates evidencing the Warrant Shares shall not contain any legend (including the legend set forth in Section 4.3(b) hereof): (i) while a registration statement covering the resale of such security is effective under the Securities Act, or (ii) following any sale of such Warrant Shares pursuant to Rule 144 (assuming cashless exercise of the Warrants), or (iii) if such Warrant Shares are eligible for sale under Rule 144 (assuming cashless exercise of the Warrants), or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission). The Company shall cause its counsel to issue a legal opinion to the Transfer Agent or the Purchaser promptly if required by the Transfer Agent to effect the removal of the legend hereunder, or if requested by a Purchaser, respectively. If all or any portion of a Warrant is exercised at a time when there is an effective registration statement to cover the resale of the Warrant Shares, or if such Warrant Shares may be sold under Rule 144 (assuming cashless exercise of the Warrants) or if such legend is not otherwise required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission) then such Warrant Shares shall be issued free of all legends. The Company agrees that following such time as such legend is no longer required under this Section 4.3(c), the Company will, no later than the earlier of (i) three Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) following the delivery by a Purchaser to the Company or the Transfer Agent of a certificate representing Warrant Shares, as applicable, issued with a restrictive legend (such third Trading Day, the “Legend Removal Date”), deliver or cause to be delivered to such Purchaser a certificate representing such shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 4. Certificates for Warrant Shares subject to legend removal hereunder shall be transmitted by the Transfer Agent to the Purchaser by crediting the account of the Purchaser’s prime broker with the Depository Trust Company System as directed by such Purchaser. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Common Stock as in effect on the date of delivery of a certificate representing Warrant Shares issued with a restrictive legend.

(d) In addition to such Purchaser’s other available remedies, the Company shall pay to a Purchaser, in cash, (i) as partial liquidated damages and not as a penalty, for each $1,000 of Warrant ADS (based on the VWAP of the ADS on the date such securities are submitted to the Transfer Agent) delivered for removal of the restrictive legend and subject to Section 4.3(c), $10 per Trading Day (increasing to $20 per Trading Day five (5) Trading Days after such damages have begun to accrue) for each Trading Day after the Legend Removal Date until such certificate is delivered without a legend and (ii) if the Company fails to (a) issue and deliver (or cause to be delivered) to a Purchaser by the Legend Removal Date a certificate representing the ADSs so delivered to the Company by such Purchaser that is free from all restrictive and other legends and (b) if after the Legend Removal Date such Purchaser purchases (in an open market transaction or otherwise) ADSs to deliver in satisfaction of a sale by such Purchaser of all or any portion of the number of ADSs, or a sale of a number of ADSs equal to all or any portion of the number of ADSs, that such Purchaser anticipated receiving from the Company without any restrictive legend, then an amount equal to the excess of such Purchaser’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the ADSs so purchased (including brokerage commissions and other out-of-pocket expenses, if any) (the “Buy-In Price”) over the product of (A) such number of Warrant ADSs that the Company was required to deliver to such Purchaser by the Legend Removal Date multiplied by (B) the lowest closing sale price of the ADS on any Trading Day during the period commencing on the date of the delivery by such Purchaser to the Company of the applicable Warrant ADS (as the case may be) and ending on the date of such delivery and payment under this Section 4.3(d).

(e) The Public Securities shall be issued free of legends.

4.4 Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Offered Securities in a manner that would require the registration under the Securities Act of the sale of the Warrants or Warrant ADSs or that would be integrated with the offer or sale of the Offered Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

4.5. Securities Laws Disclosure; Publicity. The Company shall (a) by 9:00 a.m. (New York City time) on the Trading Day immediately following the date hereof, issue a press release disclosing the material terms of the transactions contemplated hereby, and (b) file a Current Report on Form 6-K, including the Transaction Documents as exhibits thereto, with the Commission within the time required by the Exchange Act (the “6-K Filing”). From and after the issuance of such press release, the Company represents to the Purchasers that it shall have publicly disclosed all material, non-public information delivered to any of the Purchasers by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. In addition, effective upon the issuance of such press release, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates on the one hand, and any of the Purchasers or any of their Affiliates on the other hand, shall terminate. The Company and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release nor otherwise make any such public statement with respect to the transactions contemplated hereby without the prior consent of the Company, with respect to any press release of any Purchaser, or without the prior consent of each Purchaser, with respect to any press release of the Company (other than the press release described in the first sentence of this Section 4.4), which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication. Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of such Purchaser, except (a) as required by federal securities law in connection with (i) the filing of final Transaction Documents with the Commission and (b) to the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide the Purchasers with prior notice of such disclosure permitted under this clause (b).

4.6. Shareholder Rights Plan. No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that any Purchaser is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or under any other agreement between the Company and the Purchasers.

4.7. Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, which shall be disclosed pursuant to Section 4.5, the Company covenants and agrees that neither it, nor any other Person acting on its behalf will provide any Purchaser or its agents or counsel with any information that the

Company believes constitutes material non-public information, unless prior thereto such Purchaser shall have entered into a written agreement with the Company regarding the confidentiality and use of such information. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. To the extent that the Company delivers any material, non-public information to a Purchaser without such Purchaser’s consent, the Company hereby covenants and agrees that such purchaser shall not have any duty of confidentiality to the Company, any of its Subsidiaries, or any of their respective officers, directors, agents, employees or Affiliates, or a duty to the Company, its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates not to trade on the basis of, such material, non-public information, provided that the Purchaser shall remain subject to applicable law. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, then Company shall simultaneously file such notice with the Commission pursuant to a 6-K filing.

4.8. Furnishing of Prospectuses. The Company will furnish to the Placement Agent copies of the Registration Statement, General Disclosure Package and Prospectus and all amendments and supplements to such documents, in each case as soon as available and in such form and quantities as the Placement Agent reasonably request. The Company will pay the expenses of the preparation, printing and distributing to the Placement Agent all such documents.

4.9. Use of Proceeds. The Company shall use the net proceeds from the sale of the Offered Securities hereunder as described in the General Disclosure Package and Prospectus and shall not use such proceeds: (a) for the satisfaction of any portion of the Company’s debt (other than payment of trade payables in the ordinary course of the Company’s business and prior practices), (b) for the redemption of any Ordinary Shares or Ordinary Share Equivalents, (c) for the settlement of any outstanding litigation or (d) in violation of FCPA or OFAC regulations.

4.10. Indemnification of Purchasers. Subject to the provisions of this Section 4.10, the Company will indemnify and hold each Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted against the Purchaser Parties in any capacity, or any of them or their respective Affiliates, by any stockholder of the Company who is not an Affiliate of such Purchaser Party, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is based upon a breach of such

Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party may have with any such stockholder or any violations by such Purchaser Party of state or federal securities laws or any conduct by such Purchaser Party which constitutes fraud, gross negligence, willful misconduct or malfeasance) or (c) in connection with any registration statement of the Company providing for the resale by the Purchasers of the Warrant ADSs issued and issuable upon exercise of the Warrants, the Company will indemnify each Purchaser Party, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses, as incurred, arising out of or relating to (i) any untrue or alleged untrue statement of a material fact contained in such registration statement, any prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that such untrue statements or omissions are based solely upon information regarding such Purchaser furnished in writing to the Company by such Purchaser expressly for use therein, or (ii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act or any state or foreign securities law, or any rule or regulation thereunder in connection therewith. If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party. Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (x) the employment thereof has been specifically authorized by the Company in writing, (y) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (z) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Purchaser Party under this Agreement (1) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (2) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents. The indemnification required by this Section 4.10 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

4.11. Reservation of Ordinary Shares. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of Ordinary Shares for the purpose of enabling the Company to issue Shares pursuant to this Agreement and Warrant Shares pursuant to any exercise of the Warrants.

4.12. Listing of Securities. The Company hereby agrees to use best efforts to maintain the listing or quotation of the ADSs and the Ordinary Shares on the Trading Market on which it is currently listed, and concurrently with the Closing or the exercise of any Warrant, the Company shall apply to list or quote all of the ADSs and Shares on such Trading Market and promptly secure the listing of all of the ADSs and Shares on such Trading Market. The Company further agrees, if the Company applies to have the Ordinary Shares traded on any other Trading Market, it will then include in such application all of the Shares, and will take such other action as is necessary to cause all of the Shares to be listed or quoted on such other Trading Market as promptly as possible. The Company will then take all action reasonably necessary to continue the listing and trading of its Ordinary Shares on a Trading Market and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market The Company agrees to maintain the eligibility of the Offered Securities for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

4.13. [RESERVED]

4.14. Subsequent Equity Sales.

(a) From the date hereof until 90 days after the Closing Date, neither the Company nor any Subsidiary shall issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Ordinary Shares or Ordinary Share Equivalents.

(b) (A) With respect to a Purchaser, from the date hereof from six months after the Closing Date, and (B) with respect to any other party, from the date hereof until 2 years after the Closing Date, the Company shall be prohibited from effecting or entering into an agreement to effect, any issuance by the Company or any of its Subsidiaries of Ordinary Shares or Ordinary Share Equivalents (or a combination of units thereof) involving a Variable Rate Transaction. “Variable Rate Transaction” means a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional Ordinary Shares or ADSs either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Shares at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Ordinary Shares or ADSs, or (ii) enters into any agreement, including, but not limited to, an equity line of credit or an at-the-market offering agreement, whereby the Company may issue securities at a future determined price. Any Purchaser shall be entitled to obtain injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages.

(c) Notwithstanding the foregoing, this Section 4.14 shall not apply in respect of an Exempt Issuance, except that no Variable Rate Transaction shall be an Exempt Issuance, other than the Ridgeback Securities.

4.15. Equal Treatment of Purchasers. No consideration (including any modification of any Transaction Document) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration is also offered to all of the parties to this Agreement. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser, and is intended for the Company to treat the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Offered Securities or otherwise.

4.16. Certain Transactions and Confidentiality. Each Purchaser, severally and not jointly with the other Purchasers, covenants that neither it nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.5. Each Purchaser, severally and not jointly with the other Purchasers, covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release as described in Section 4.5, such Purchaser will maintain the confidentiality of the existence and terms of this transaction and the information included in the Disclosure Schedules. Notwithstanding the foregoing and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.5, (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.5 and (iii) no Purchaser shall have any duty of confidentiality or duty not to trade in the securities of the Company to the Company or its Subsidiaries after the issuance of the initial press release as described in Section 4.5. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Offered Securities covered by this Agreement.

4.17. Capital Changes. Until the one year anniversary of the Closing Date, other than a stock split or reclassification that is effected to maintain the listing of the ADSs or Ordinary Shares on the Trading Market, the Company shall not undertake a reverse or forward stock split or reclassification of the Ordinary Shares without the prior written consent of the Purchasers holding a majority in interest of the Shares or which is required in order to satisfy any requirements of Exchange Rules (including without limitation the NASDAQ minimum price rule).

4.18. Form D; Blue Sky Filings. The Company agrees to timely file a Form D with respect to the Warrant and Warrant Securities as required under Regulation D and to provide a copy thereof, promptly upon request of any Purchaser. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Warrant and Warrant Securities for, sale to the Purchasers at the Closing under applicable securities or “Blue Sky” laws of the states of the United States, and shall provide evidence of such actions promptly upon request of any Purchaser

4.19. Exercise Procedures. The form of Notice of Exercise included in the Warrants set forth the totality of the procedures required of the Purchasers in order to exercise the Warrants. No additional legal opinion, other information or instructions shall be required of the Purchasers to exercise their Warrants. Without limiting the preceding sentences, no ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise form be required in order to exercise the Warrants. The Company shall honor exercises of the Warrants and shall deliver Warrant Shares in accordance with the terms, conditions and time periods set forth in the Transaction Documents.

4.20. ASX Cleansing Statement. The Company undertakes to lodge with the ASX a Cleansing Statement and an ASX Appendix 3B in respect of Ordinary Shares underlying the Offered Securities on the Closing Date, but in no event later than 10:00 a.m., Sydney time, on the ASX Trading Day immediately following the Closing Date, in a form, and containing the information that is sufficient to permit subsequent re-sale on ASX of all of the Ordinary Shares issued to the Purchasers. Upon the lodging of an Appendix 3B and the Cleansing Statement, the Shares will be freely tradable on the ASX. The Company must use its best efforts to ensure that it lodges with ASX a notice in accordance with section 708A(5)(e) of the Corporations Act within 5 business days of the issue of any Warrant Shares, provided that if for any reason within that 5 business days the Company does not lodge a Cleansing Notice in compliance with the requirements of section 708A(5)(e) of the Corporations Act in respect of an issue of Ordinary Shares issued on exercise of Warrants, the Company shall, at its own expense and as soon as practicable, do everything necessary to ensure that such Warrant Shares are able to be freely traded on ASX in compliance with the ASX Listing Rules and the Corporations Act, including obtaining an exemption from the Australian Securities and Investments Commission (“ASIC”) or the lodging of a disclosure document with ASIC in accordance with the requirements of Chapter 6D of the Corporations Act.

4.21. Payments and Taxes. All payments by the Company due under any Transaction Document shall be made by the Company and the Company agrees that all amounts payable under any Transaction Document are exclusive of any current or future tax or any other fees, expenses, assessment or charges of any kind (including but not limited to income tax, value added tax, goods and services tax, transfer tax, business tax, foreign enterprise income tax, consumption tax, securities transaction tax, withholding tax, stamp duty or other documentary taxes or charges, and any other taxes and charges, and interest and penalties thereon) imposed by any federal, state, territorial or local government of Australia, or any political subdivision or taxing authority in any such jurisdiction (collectively, “Taxes,” which for the avoidance of doubt, does not include income tax) and all amounts shall be paid free and clear of any deduction or withholding. The Company agrees that it shall be responsible for all Taxes as well as all applicable compliance and regulatory obligations which may arise from or in connection with this Agreement. If any Taxes shall be due, or if the Company shall be required by applicable law to make any deduction or withholding on account of any Taxes, or if any Tax is required to be paid by the Placement Agent on account of services performed hereunder, the Company agrees to pay to the Placement Agent such additional amounts as shall be required so that the net amount received by the Placement Agent from the Company after such deduction, withholding or payment shall equal the amount otherwise due to the Placement Agent hereunder. The Company shall promptly deliver to the Placement Agent all official tax receipts evidencing payment of the Taxes. The Placement Agent agrees to provide the Company with any and all forms or other documentation or information that the Company reasonably requests to enable the Company to minimize the amount of any such Taxes. The Company will indemnify the Placement Agent and hold it harmless against any Taxes on the creation, issuance and sale of the Offered Securities to the Placement Agent and on the execution and delivery of this Agreement and any interest and penalties thereon.

4.22. Compliance with Anti-Bribery Laws, Money Laundering Laws and Sanctions. The Company will not, and the Company will procure that each of its Subsidiaries , any of their respective affiliates and any Person acting on its or their behalf will not, (i) violate any of the Anti-Bribery Laws, Money Laundering Laws or Sanctions or (ii) directly or indirectly use the proceeds from the offering of the Offered Securities, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person or entity, for the purpose of financing or facilitating the business or the activities of any Person, or in any country or territory that, at the time of such financing or facilitation, is subject to any Sanctions, or in any other manner that will result in a violation of Sanctions by any Person.

4.23. Free Writing Prospectus. The Company represents and agrees that, unless it obtains the prior consent of the Placement Agent, and the Placement Agent represents and agrees that, unless it obtains the prior consent of the Company, it has not made and will not make any offer relating to the Offered Securities that would constitute a “free writing prospectus” as defined in Rule 405 of the Securities Act required to be filed with the Commission.

4.24. Survival of Certain Representations and Obligations. The indemnities, agreements, representations, warranties and other statements of the Company or its officers set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigations, or statement as to the results thereof, made by or on behalf of the Placement Agent or any of its representatives, officers or directors or any controlling Person, and will survive delivery of and payment for the Offered Securities. If the purchase of the Offered Securities is not consummated for any reason other than solely because of the termination of this Agreement pursuant to Section 5.1 hereof, the Company will reimburse the Placement Agent for all out-of-pocket expenses (including fees and disbursements of counsel) reasonably incurred by them in connection with the offering of the Offered Securities, and the obligations of the Company pursuant to Section 5.2 shall remain in effect. If the offering of the Offered Securities is consummated, the representations and warranties in Section 3 of the Company and all obligations under Section 4 shall also remain in effect.

4.25. Effective Registration Statement. If, immediately prior to the third anniversary of the more recent of the initial effective time of the Registration Statement, any of the Offered Securities remain unsold, the Company will, prior to the third anniversary of the effective date of the Registration Statement, file, a new shelf registration statement relating to the Offered Securities in a form satisfactory to the Placement Agent, will use its best efforts to cause such registration statement to be declared effective within 180 days after that third anniversary, and will take all other action necessary or appropriate to permit the public offering and sale of the Offered Securities to continue as contemplated in the expired registration statement relating to the Offered Securities. References herein to the Registration Statement shall include such new shelf registration statement.

4.26. Payment of Expenses Pursuant to Deposit Agreement and ADRs. The Company hereby agrees to pay on behalf of the Purchasers, or to reimburse the Purchasers for, all fees and expenses incurred by the Purchasers pursuant to Section 5.09 of the Deposit Agreement and Section 7 of the ADRs, including fees incurred by the Purchasers for holding and/or converting the ADRs to Ordinary Shares with respect to the Offered Securities.

ARTICLE V.

MISCELLANEOUS

5.1. Termination. This Agreement may be terminated by any Purchaser, as to such Purchaser’s obligations hereunder only and without any effect whatsoever on the obligations between the Company and the other Purchasers, by written notice to the other parties, if the Closing has not been consummated on or before July 31, 2017; provided, however, that no such termination will affect the right of any party to sue for any breach by any other party (or parties).

5.2. Fees and Expenses. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Registrar fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any exercise notice delivered by a Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Offered Securities to the Purchasers.

5.3. Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, the Prospectus and the Prospectus Supplement, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4. Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is sent by email to the email address as set forth on the signature pages attached hereto at or prior to 6:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is sent by email to the email address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 6:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. internationally recognized air courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 6-K.

5.5. Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchasers who purchased at least 67% in interest of the Shares based on the initial Subscription Amounts hereunder or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought. provided that if any amendment, modification or waiver disproportionately and adversely impacts a Purchaser (or group of Purchasers), the consent of such disproportionately impacted Purchaser (or group of Purchasers) shall also be required. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any proposed amendment or waiver that disproportionately, materially and adversely affects the rights and obligations of any Purchaser relative to the comparable rights and obligations of the other Purchasers shall require the prior written consent of such adversely affected Purchaser, Any amendment effected in accordance with accordance with this Section 5.5 shall be binding upon each Purchaser and holder of Offered Securities and the Company.

5.6. Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.10. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an Action or Proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 4.8, the prevailing party in such Action or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action or Proceeding.

5.11. Survival. The representations, warranties, indemnities and other agreements contained herein shall survive the Closing and the delivery of the Offered Securities.

5.12. Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

5.13. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.14. Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights; provided, however, that in the case of a rescission of an exercise of a Warrant, the applicable Purchaser shall be required to return any ADSs subject to any such rescinded exercise notice concurrently with the return to such Purchaser of the aggregate exercise price paid to the Company for such shares and the restoration of such Purchaser’s right to acquire such ADSs pursuant to such Purchaser’s Warrant (including, issuance of a replacement warrant certificate evidencing such restored right).

5.15. Replacement of Securities. If any certificate or instrument evidencing any Offered Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Offered Securities.

5.16. Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

5.17. Payment Set Aside. To the extent that the Company makes a payment or payments to any Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.18. Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any Proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents. For reasons of administrative convenience only, each Purchaser and its respective counsel have chosen to communicate with the Company through EGS. EGS does not represent any of the Purchasers and only represents the Placement Agent. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers.

5.19. Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.20. Liquidated Damages. The Company’s obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such partial liquidated damages or other amounts are due and payable shall have been canceled.

5.21. Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and ADSs and Ordinary Shares in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the ADSs and/or Ordinary Shares that occur after the date of this Agreement.

5.22. WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

PRIMA BIOMED LTD			Address for Notice: Level 12, 95 Pitt Street Sydney NSW Australia 2000

By:	/s/ Marc Voigt		Email:
	Name:	Marc Voigt	Marc.Voigt@primabiomed.com.au
	Title:	Chief Executive Officer

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOR PURCHASER FOLLOWS]

[PURCHASER SIGNATURE PAGES TO SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:

Signature of Authorized Signatory of Purchaser:

Name of Authorized Signatory:

Title of Authorized Signatory:

Email Address of Authorized Signatory:

Facsimile Number of Authorized Signatory:

Address for Notice to Purchaser:

Address for Delivery of Warrants to Purchaser (if not same as address for notice):

DWAC for ADSs:

Subscription Amount: $

ADSs:

Warrant ADSs:

EIN Number:

☐    Notwithstanding anything contained in this Agreement to the contrary, by checking this box (i) the obligations of the above-signed to purchase the securities set forth in this Agreement to be purchased from the Company by the above-signed, and the obligations of the Company to sell such securities to the above-signed, shall be unconditional and all conditions to Closing shall be disregarded, (ii) the Closing shall occur on the third (3rd) Trading Day following the date of this Agreement and (iii) any condition to Closing contemplated by this Agreement (but prior to being disregarded by clause (i) above) that required delivery by the Company or the above-signed of any agreement, instrument, certificate or the like or purchase price (as applicable) shall no longer be a condition and shall instead be an unconditional obligation of the Company or the above-signed (as applicable) to deliver such agreement, instrument, certificate or the like or purchase price (as applicable) to such other party on the Closing Date.